Exhibit 1


   CHRISTIANA COMPANIES, INC.
                                            777 E. WISCONSIN AVE., SUITE 3380
                                            MILWAUKEE, WISCONSIN 53202
                                            TELEPHONE  414/291-9000
                                            FACSIMILE  414/291-9061

                                  NEWS RELEASE


   For immediate release                         Contact:  William T. Donovan
   December 15, 1997                                                President
                                                               (414) 291-9000


              CHRISTIANA ANNOUNCES MERGER AGREEMENT WITH EVI, INC.


        Milwaukee, Wisconsin - Christiana Companies, Inc. (NYSE:CST) today announced that it has entered into a definitive merger agreement with EVI, Inc. (NYSE:EVI). The terms of the merger provide that each CST share will be converted into approximately .72 shares of EVI common stock, cash in the approximate amount of $5.00, depending on the balance of certain assets and liabilities at the time of closing, and a contingent cash payment of approximately $1.85 after five years subject to any indemnity claims by EVI during this period.

        On a fully diluted basis CST's issued and outstanding shares of common stock total 5,403,713. In the merger 3,897,462 shares of EVI common stock will be issued, which shares equal the number of shares of EVI common stock currently held by Christiana. Accordingly, the merger will not result in a change in the total outstanding shares of EVI.

        As an integral part of this merger, a newly formed corporation, C2, Inc., will acquire from Christiana two-thirds of Total Logistic Control, LLC ("TLC"), CST's principal operating subsidiary. EVI, through its ownership of CST, will own the remaining one-third interest in TLC. Existing CST shareholders will have the opportunity to elect to purchase shares in C2, Inc. Certain members of TLC's operating management team are also expected to purchase C2, Inc. shares.

        Lubar & Co. and its affiliates have committed as part of this transaction to fully subscribe for their pro rata election to purchase C2, Inc. shares and have agreed to provide standby commitments to fully subscribe for C2, Inc.'s minimum funding of $10.7 million required to complete the two-thirds TLC purchase transaction. C2, Inc. will seek to raise up to $18 million of total equity capital to acquire its interest in TLC and to pursue other strategic opportunities.

        In announcing the merger, Christiana President William T. Donovan commented, "The combination with EVI is an important transaction that will materially enhance shareholder value now and over time. Christiana shareholders will receive substantially greater liquidity and a dynamic security in EVI shares in a tax free merger plus cash and the opportunity to participate further through ownership in C2, Inc. in the continuing company building program that Christiana has represented". The offering of C2, Inc. common stock will be made only by means of a prospectus.

        The announced transactions have been approved by the respective Boards of Directors of CST and EVI and are subject to approval by the stockholders of both CST and EVI and customary regulatory approvals. It is expected that the transaction will be consummated in early 1998.

        Christiana's principal operating business is Total Logistic Control, which provides refrigerated and non-refrigerated third party services including warehousing, transportation, distribution and international
   freight forwarding.   Operations are conducted through a network of 14
   distribution oriented public warehouses, comprised of 33 million cubic feet of refrigerated and frozen storage capacity in eight locations and six dry distribution centers in key markets serving primarily the upper Midwest. EVI is an international manufacturer of engineered oilfield products. The company manufactures drilling tools, premium tubulars, marine connectors and production equipment.


                                       ###